Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Hennessy Capital Investment Corp. V

Subject Company: Hennessy Capital Investment Corp. V

SEC File No.: 001-39892

On June 28, 2021, Hennessy Capital Investment Corp. V and PlusAI Corp issued the following joint press release.

Hennessy Capital Investment Corp. V and Plus Announce Confidential Submission of Registration Statement in Connection with the Proposed Business Combination

CUPERTINO, CA., and NEW YORK, NY., June 28, 2021 – Plus (formerly Plus.ai) (“Plus”) today announced the confidential submission on Friday, June 25 with the U.S. Securities and Exchange Commission (the “SEC”) of a draft registration statement on Form F-4 (the “Registration Statement”) relating to its previously announced business combination with Hennessy Capital Investment Corp. V (NASDAQ: HCIC) (“Hennessy Capital”), a publicly traded special purpose acquisition company (or SPAC). The Registration Statement was submitted by Plus Inc., (“New Plus”), currently a wholly owned subsidiary of Plus, which is expected to be the publicly traded entity for the combined company. Shares and warrants of the combined company are expected to be listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “PLAV” and “PLAV.W”, respectively, upon the consummation of the business combination.

The business combination is expected to close in the third quarter of 2021, subject to the satisfaction of the necessary regulatory approvals and customary closing conditions, including the approval of Hennessy Capital’s stockholders.

About Plus

Plus is a global leader in autonomous driving technology for long-haul trucking, headquartered in Silicon Valley and founded in 2016 by serial entrepreneurs and industry veterans who have extensive experience in high tech and artificial intelligence. Plus is enabling trucks with its low-cost, high-performance full-stack Level 4 autonomous driving technology to make long-haul trucking safer, more efficient, and more sustainable. Mass production and global deployment of its supervised autonomous driving system, which reduces fuel consumption by an estimated 10% compared to a traditional truck, is planned to start in the second half of 2021. Plus is also collaborating with leading truck manufacturers, fleets, and ecosystem partners to drive the development of decarbonization transportation solutions including autonomous trucks powered by natural gas. For more information, please visit www.plus.ai or follow Plus on LinkedIn or YouTube.

About Hennessy Capital Investment Corp. V

Hennessy Capital Investment Corp. V is a special purpose acquisition company which raised $345 million in its IPO in January 2021 and is listed on the Nasdaq Capital Market (NASDAQ: HCIC). Hennessy Capital Investment Corp. V was founded by Daniel J. Hennessy to pursue an initial business combination, with a specific focus on businesses in the sustainable industrial technology and infrastructure industries. For more information, please visit www.hennessycapllc.com.

Cautionary Statement Regarding Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, (1) statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity and market share; (2) references with respect to the anticipated benefits of the proposed business combination and the projected future financial performance of Plus and Plus’s operating companies following the proposed business combination; (3) changes in the market for Plus’s products and services and expansion plans and opportunities; (4) Plus’s unit economics; (5) the sources and uses of cash of the potential business combination; (6) the anticipated capitalization and enterprise value of the combined company following the consummation of the potential business combination; (7) the projected technological developments of Plus and its competitors; (8) anticipated short- and long-term customer benefits; (9) current and future potential commercial and customer relationships; (10) the ability to manufacture efficiently at scale; (11) anticipated investments in research and development and the effect of these investments and timing related to commercial product launches; and (12) expectations related to the terms and timing of the proposed business combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Plus’s and Hennessy Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Plus and Hennessy Capital. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required stockholder or regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Plus; Plus’s ability to successfully and timely develop, manufacture, sell and expand its technology and products, including autonomous driving offerings and otherwise implement its growth strategy; Plus’s ability to adequately manage any supply chain risks, including the purchase of a sufficient supply of critical components incorporated into its product offerings; risks relating to Plus’s operations and business, including information technology and cybersecurity risks, failure to adequately forecast supply and demand, loss of key customers and deterioration in relationships between Plus and its employees; Plus’s ability to successfully collaborate with business partners; demand for Plus’s current and future offerings; risks that orders that have been placed for Plus’s products are cancelled or modified; risks related to increased competition; risks relating to potential disruption in the transportation and shipping infrastructure, including trade policies and export controls; risks that Plus is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to Plus’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the uncertain effects of the COVID-19 pandemic; and those risk factors discussed in documents of New Plus and Hennessy Capital filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Hennessy Capital nor Plus presently know or that Hennessy Capital and Plus currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Hennessy Capital’s and Plus’s expectations, plans or forecasts of future events and views as of the date of this press release. Hennessy Capital and Plus anticipate that subsequent events and developments will cause Hennessy Capital’s and Plus’s assessments to change. However, while Hennessy Capital and Plus may elect to update these forward-looking statements at some point in the future, Hennessy Capital and Plus specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Hennessy Capital’s and Plus’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information for Investors and Shareholders

As permitted by the Jumpstart our Business Startups Act of 2012 (the “JOBS Act”), and in connection with the proposed business combination, New Plus has confidentially submitted the Registration Statement with the SEC, which includes a prospectus with respect to New Plus’s securities to be issued in connection with the business combination and a proxy statement to be distributed to holders of Hennessy Capital’s common stock in connection with Hennessy Capital’s solicitation of proxies for the vote by Hennessy Capital’s stockholders with respect to the business combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the Registration Statement has been declared effective by the SEC, Hennessy Capital will file the definitive Proxy Statement with the SEC and will mail copies to stockholders of Hennessy Capital as of a record date to be established for voting on the proposed business combination. Additionally, New Plus and Hennessy Capital will file other relevant materials with the SEC in connection with the business combination. Security holders of Plus, New Plus, and Hennessy Capital are urged to read the Registration Statement and Proxy Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the proposed business combination and the parties thereto. Investors and security holders of Plus, New Plus, and Hennessy Capital may also obtain a copy of the Registration Statement and Proxy Statement, when available, as well as other documents filed with the SEC regarding the proposed business combination by New Plus and Hennessy Capital, without charge, at the SEC’s website located at www.sec.gov. Copies of these filings may be obtained free of charge on Plus’s website or by directing a request to Plus Inc., and/or on Hennessy Capital’s website http://www.hennessycapllc.com/ or by directing a request to Nicholas A. Petruska, Executive Vice President, Chief Financial Officer, 3415 N. Pines Way, Suite 204, Wilson, Wyoming 83014 or by telephone at (307) 201-1903. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Plus, Hennessy Capital and New Plus and their respective directors and officers may be deemed participants in the solicitation of proxies of Hennessy Capital’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Hennessy Capital’s executive officers and directors in the solicitation by reading Hennessy Capital’s Registration Statement on Form S-1, declared effective by the SEC on January 14, 2021, and the Registration Statement, Proxy Statement and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Hennessy Capital’s shareholders in connection with the proposed business combination, including a description of their direct and indirect interests, which may, in some cases, be different than those of their stockholders generally, will be set forth in the Proxy Statement when it becomes available.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Contacts

Plus

For Media

Lauren Kwan

pr@plus.ai

Aaron Palash / Kara Brickman

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

For Investors

Wen Han

ir@plus.ai

Hennessy Capital Investment Corp. V

Cody Slach

Gateway IR

949-574-3860

HCIC@gatewayir.com